Filed by Brio Software, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Brio Software, Inc.

Commission File No.: 000-23997

On July 28, 2003, Brio Software, Inc. distributed the following FAQ to its partners:

Hyperion Acquisition of Brio

Partner FAQs

BUSINESS RATIONALE

Q.	Why is Hyperion acquiring Brio?

A.	The acquisition of Brio is good for partners, good for customers, good for Hyperion and good for Brio. Brio has terrific technology and great products that substantially complement Hyperion’s product line. Hyperion shares Brio’s vision and approach of putting our customers first. Combine this with Brio’s quick implementation and fast payback ensures partners and customers high value.

Strategically, it is clear that Query & Reporting remains an entry point for many companies exploring business performance management solutions; the combination reinforces Hyperion’s “start anywhere” approach.

Customers will be able to go far beyond the analysis and reporting of their transactional activities to manage the key operational and financial indicators that drive their business. Brio’s products span power users to front line employees in and beyond the enterprise, and Brio offers access to the IT organization and other functional areas – a perfect complement to Hyperion’s traditional strength in finance.

Q.	What are the key benefits of the acquisition for Brio?

A.	Through this combination, the business intelligence offering from Brio will have the opportunity to achieve levels of consideration not previously possible due to limited resources. With Brio’s viability concerns significantly diminished and as the new number one player in the Business Performance Management category, the combined company should enjoy a rate of consideration for Brio technology that Brio alone did not achieve, thus providing the opportunity for an increase in the business intelligence-related revenues of the new company.

Q.	Why is this combination so powerful?

A.	During its 14-year history, Brio has created one of the industry’s largest and most loyal customer bases and a steady stream of award-winning products. However, the intense competitive environment of the business intelligence market coupled with the need for greater resources to more effectively compete in a broader software sector requires a different strategy than Brio has chosen in the past. By combining with another, highly complementary software company, partners, customers, stockholders and employees can be assured of on-going, improved value.

Brio partners will benefit from the greater resources and increased competitiveness of the combined company along with the comprehensive product set that it will offer. Hyperion intends to use Brio’s full product line—Brio Performance Suite™ and Brio Metrics Builder™—to complete its product architecture and offering. Partners can strengthen their offerings to take advantage of the opportunity this combination represents. For example, solution partners can use the integrated Hyperion-Brio platform, once it is available, to create sophisticated packaged applications and to develop tailored applications for business performance management. Brio partners and customers alike are ensured continued enhancement and support of the Brio products in which they have invested.

Additionally, Hyperion intends to maintain Brio’s well-known open access (all data sources) and to continue improving the complete product set. Ultimately, partners and customers can take advantage of Hyperion’s “start anywhere” approach to business performance management—deploy within any department and any stage of the management cycle—taking the initial business intelligence investment into advanced financial and operational performance management.

The combined company becomes the only software company that can provide proven query, reporting and analysis capabilities in combination with the analytic platform vital to deploying both packaged and tailored Business Performance Management applications. This combination will support the needs of the CEO, CFO, CIO and line of business management, leveraging a single strategic Business Performance Management investment.

Q.	How big is the joint market opportunity? What will be the market share of the combined company?

A.	The total joint addressable market for combined companies was $5.9 billion in 2002 and is expected to grow to $7.5 billion in 2006, using IDC data. Using IDC segmentation definitions, the total joint addressable market comprises of the Business Intelligence Tools and Financial & Performance Management Analytic Applications segments. The combined new company could have 10.5 % market share in this market.

Q.	When do all these changes to do with this acquisition take effect?

A.	The two companies will operate as separate entities until the actual acquisition is completed. This is currently estimated for the fourth calendar quarter, subject to SEC review.

Q.	What will happen between now and when the deal closes?

A.	First and foremost, both companies will be focused on accomplishing their current business goals. During this time, both companies will be running as independent companies. Additionally, integration teams have been created and planning for the upcoming integration of Brio and Hyperion will begin. The companies intend to work in full cooperation with each other to plan for a smooth integration process.

Q.	What is the timeframe and expectations between now and close?

A.	The acquisition is subject to customary closing conditions, including Brio shareholder and regulatory approvals and is expected to be completed in the fourth quarter of calendar year 2003.

•	Hyperion has executed an OEM agreement, which provides them with the immediate ability to re-sell Brio’s complete product line today.

•	Effective immediately, Hyperion will stop selling Crystal.

•	Hyperion will support Crystal customers for their current maintenance term.

•	Hyperion will offer a migration to Crystal customers to Brio’s enterprise reporting application, SQR.

•	Hyperion will deploy Brio internally.

The companies will remain independent public companies and will partner closely as a result of the OEM agreement. Both companies expect to execute against their current plans aggressively.

PRODUCT QUESTIONS

Q.	Which products will remain? Which will be discarded? What are the integration plans? What are the major milestones for integration?

A.	Product decisions, plans for integration and go to market strategies are all being carefully considered and will be addressed during the Integration Planning process which will occur between now and the close of the deal. As soon as firm decisions are made and ready to be announced, we will inform our partners of those decisions and keep you apprised of our progress, product integration and go-to-market plans.

Q.	Will Hyperion maintain the Brio brand?

A.	Both brands have value in the market place and we will carefully evaluate the awareness level and perceptions and have a decision ready by the time the transaction closes in the fourth quarter of calendar year 2003.

WHAT THIS MEANS FOR BRIO PARTNERS

Q.	How many Brio partners are also Hyperion Partners?

A.	Presently there are approximately 15 partners in common between Brio and Hyperion. We believe this acquisition represents a great opportunity for our partners, as well as the new combined company. More specifically, this acquisition offers our partners a broader product set, as well as a single strategic Business Performance Management solution, while it offers both Brio and Hyperion a broader network of world-class partners to improve market coverage.

Q.	How will existing Brio’s partners be supported?

A.	In the period prior to the deal close in the fourth quarter of calendar 2003, the Brio Partner Performance Program will remain intact and the support offered through this program for partners will remain unchanged. After the acquisition is final, Brio and Hyperion will integrate partners programs and combine and enhance our partner offerings.

Q.	Will I be assigned a new account representative?

A.	Both companies will continue to execute against their existing plans as the acquisition is worked toward completion. This means that in the near term, account representative relationships will go unchanged. The companies will most certainly consider, during the intervening months, how to better serve existing partners and customers through future alignment of the combined sales force, and will also consider how this sales force can more effectively support partners to sell to new customers. In the near term, your channel account manager will remain your primary contact with Brio.

Q.	How will the OEM agreement with Hyperion effect me?

A.	The OEM partnership between Brio and Hyperion ensures existing and prospective customers, as well as partners immediate benefit from the resources and products of Brio and Hyperion working together. As such, Brio partners should not experience any adverse effects related to this OEM agreement. Brio and Hyperion will partner closely to ensure that customers are provided with the highest level of implementation support for customers purchasing Brio products under the OEM agreement.

ADDRESSING YOUR CUSTOMER’S CONCERNS

Q.	What is the value this acquisition brings to existing Brio customers?

A.	Extending its leadership in Business Performance Management, the combined company will enable customers to begin the process of establishing a Business Performance Management infrastructure anywhere in the management cycle. This combination will allow customers to transcend the analysis and reporting of their transactional activities to manage and respond to key operational and financial indicators that reflect strength, weakness and areas of opportunity for improvement.

Q.	What type of sales incentives will be offered to facilitate customer migration?

A.	The incentive for Brio customers to remain customers of the combined company will be two-fold:

•	With the combined market and financial position of the combined company, Brio’s customers will be aligned and established on the offering from the number one company in the Business Performance Management industry. The combined company will be the largest player in this space, the most stable and with the resources necessary to widen both the technological and financial lead it now enjoys.

•	As the two companies come together and merge their technologies, customers will enjoy the benefits of highly complementary technologies, depth of knowledge in both operational and financial performance management, and a breadth of solution that no one else in the industry can offer. Brio customers will find themselves in the enviable position of increasing the value of their current investment within their companies. All this goes without even considering the day-to-day operational efficiencies customers will find in dealing with just one single vendor for business performance management. The inherent value to the customer of this combination is a great incentive.

Q.	How will the new company support existing Brio customers?

A.	We expect little change in this regard. Brio’s customer support infrastructure will remain intact, although there will be an obvious increase in the range of customer support capabilities from a single source.

Q.	Who do I contact for support?

A.	Brio and Hyperion are committed to providing the highest level of service to their customers. During the time prior to the close of the deal, support contacts will remain unchanged. In the future, our intent will be to integrate and leverage the strengths of both companies providing a single point of contact to meet your support needs.

Q.	Where can I find additional information about the proposed acquisition?

A.	Brio is committed to providing its partners with timely information about the progress of the acquisition and product integration plans. Additionally, you may reference the press release at http://www.brio.com/press_room/in_the_news/press_releases/docs/2003_0723.html

Forward-Looking Statements

This document contains forward-looking statements that involve risks and uncertainties concerning Hyperion’s proposed acquisition of Brio Software, Hyperion’s expected financial performance, as well as Hyperion’s strategic and operational plans. Actual events or results may differ materially from those described in this document due to a number of risks and uncertainties. The potential risks and uncertainties include, among others, the possibility that the transaction will not close, or that the closing may be delayed; the reaction of customers of Hyperion and Brio Software to the transaction; Hyperion’s ability to successfully integrate Brio Software’s operations and employees the introduction of new products by competitors or the entry of new competitors into the markets for Hyperion’s and Brio Software’s products; and economic and political conditions in the U.S. and abroad. More information about potential factors that could affect Hyperion’s business and financial results is included in Hyperion’s Annual Report on Form 10-K for the fiscal year ended June 30, 2002 and its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, including (without limitation) under the captions, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov. For more information and additional risk factors regarding Brio Software, see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Brio Software’s Annual Report on Form 10-K for the fiscal year ended March 31, 2003 and in other reports filed by Brio Software with the SEC. Neither Hyperion nor Brio Software undertake any obligation to update these forward-looking statements to reflect events or circumstances after the date of this document.

Additional Information About the Proposed Merger and Where to Find It

Hyperion and Brio Software intend to file with the SEC a proxy statement/prospectus and other relevant materials in connection with the proposed acquisition (the “Merger”) of Brio Software by Hyperion pursuant to the terms of an Agreement and Plan of Merger and Reorganization among Hyperion Solutions Corporation, T-Bird Acquisition, Inc., a wholly owned subsidiary of Hyperion, and Brio Software, Inc. The proxy statement/prospectus will be mailed to the stockholders of Brio Software. Investors and security holders of Brio Software are urged to read the proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Hyperion Solutions, Brio Software and the proposed Merger. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Hyperion or Brio Software with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Hyperion Solutions by contacting Hyperion Investor Relations, 1344 Crossman Avenue, Sunnyvale, CA, 94089, telephone (408) 220-8769. Investors and security holders may obtain free copies of the documents filed with the SEC by Brio Software by contacting Brio Software Investor Relations, 4980 Great America Parkway Santa Clara, CA 95054, (408) 496-7400. Investors and security holders of Brio Software are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed Merger.

Hyperion, Jeff Rodek, Hyperion’s Chairman and Chief Executive Officer, and certain of Hyperion’s other executive officers and directors may be deemed to be participants in the solicitation of proxies of Brio Software’s stockholders in connection with the proposed merger. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Rodek and certain of Hyperion’s other executive officers and directors in the solicitation by reading the proxy statement/prospectus statement when it becomes available.

Brio Software, Craig Brennan, Brio Software’s President and Chief Executive Officer, and certain of Brio Software’s other executive officers and directors may be deemed to be participants in the solicitation of proxies of Brio Software’s stockholders in connection with the proposed merger. Such individuals may have interests in the proposed Merger, including as a result of holding options or shares of Brio Software common stock. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Brennan and Brio Software’s other executive officers and directors in the solicitation by reading the proxy statement/prospectus when it becomes available.